UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

Solicitation / Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

PEC Solutions, Inc.

(Name of Subject Company)

PEC Solutions, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

705107100
(CUSIP Number of Class of Securities)

Dr. David C. Karlgaard
Chief Executive Officer

PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, Virginia 22033
(703) 679-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:
Edwin M. Martin, Jr., Esq.
Nancy A. Spangler, Esq.
Jason C. Reis, Esq.

DLA Piper Rudnick Gray Cary US LLP
1775 Wiehle Avenue, Suite 400
Reston, Virginia 20190

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PEC Solutions, Inc., a Delaware corporation (“PEC” or the “Company”), hereby amends and supplements its statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on May 3, 2005 with respect to the tender offer by PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Nortel”), to purchase all of the outstanding shares of the common stock of the Company, par value $0.01 per share (“Company Common Stock”), at a purchase price of $15.50 per share (the “Offer Price”), net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the “Offer”).

Item 9. Exhibits.

The following Exhibits are filed with this Amendment No. 1 to the Statement:

Exhibit
No.	Description
(a)(8)	PEC Solutions, Inc. Employee Communication, Merger Question Responses, dated May 9, 2005 (posted on AccessPEC, the Company’s internal webpage)

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 2005	PEC SOLUTIONS, INC.
	By:	/s/ DAVID C. KARLGAARD
David C. Karlgaard
Chief Executive Officer and Chairman of the Board of Directors